Exhibit 99.3

Global Mofy Reports 49.4% YoY Revenue Increase for the Six Months Ended March 31, 2026,

Driven by Virtual Tech Growth and New AI Digital Asset Business

●	Revenue achieved $39.9 million, up 49.4% from $26.7 million.

●	R&D investments totaled $14.4 million, up from $5.8 million in the same period last year.

●	GAAP Net Loss was $50.7 million, while Non-GAAP net income stood at $1.1 million.

BEIJING, July 28, 2026 (GLOBE NEWSWIRE) -- Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider focused on virtual production services and AIGC 3D digital asset supply for global content and large model enterprises, today reported its financial results for the six months ended March 31, 2026, showing robust 49.4% revenue growth, driven by soaring virtual technology service demand.

“The revenue growth in the first half of 2026 clearly demonstrates the outstanding execution of the Global Mofy team and the remarkable market recognition of our AI-powered virtual content and training assets. It also reflects the surging industry demand for high-quality 3D digital resources and full-stack virtual production services, solidifying our leading position in the generative AI content track. We have maintained our Beijing “Specialized and New” SME certification, kept deep cooperation on short drama projects under the Mofy Clips brand with China Literature, and continuously upgraded our integrated AI infrastructure at Gauss AI Lab established in prior periods, alongside steady progress on our strategic investment in African logistics platform Wetruck AI. Although we recorded GAAP losses due to asset impairment and heavy technical investment, our core operating business provides a solid foundation for sustained long-term growth,” said Haogang Yang, founder and CEO of Global Mofy. “Generative AI is thoroughly reshaping the whole content industry value chain, and we will keep taking the lead in this industry transformation.”

“In terms of research and development, we have ramped up R&D spending on technology in an all-round way this half-year. Following the founding of Gauss AI Lab, we have continuously expanded our R&D team and upgraded the Gausspeed generative 3D platform. Massive R&D investment is vital for us to consolidate our technological moat, expand proprietary high-precision digital asset library and develop our new asset sales business. As we deepen our layout in upstream AI training data supply, continuous investment in cutting-edge AIGC technology will power our multi-line growth and keep us ahead of peers in the AI digital content sector.”

Financial Results for the Six Months Ended March 31, 2026

●	Revenue for the six months ended March 31, 2026 increased by 49.4% to $39.9 million, from $26.7 million in the same period last year. This revenue increase reflects the strong market uptake of generative AI solutions, robust growth in virtual technology services and the newly launched digital asset sales business catering to large model developers, all benefiting from the fast development of the AI industry.

●	Cost of revenues increased by 110.5% to $31.4 million, compared to $14.9 million in the same period last year. The increase is primarily due to higher outsourced production expenses and the carrying cost of digital assets delivered to AI enterprise clients, which were allocated to this period. Gross profit was $8.5 million, a decrease of 27.9% compared to $11.8 million in the previous year. The strong revenue growth was tempered by increased costs associated with expanded virtual project production and the early-stage scaling of our new AI asset sales business. Nonetheless, gross margin for virtual technology services remained solid at 28.8%, supported by a steady pipeline of film and drama projects delivered in the first half of 2026.

●	Operating loss was $50.7 million, compared to operating income of $1.7 million in the same period last year. The decrease is primarily due to the asset write-down and substantial increases in R&D investment and share-based compensation costs. However, the Company continues to maintain a viable core business model.

●	GAAP net loss was $50.7 million, compared to net income of $5.0 million in the same period last year. After adjusting for items including asset impairment, stock-based compensation and warrant fair value changes, Non-GAAP net income stood at $1.1 million in the first half of 2026. R&D investments were $14.4 million, up from $5.8 million in the same period last year. This increase is driven by the expansion of the Gauss AI Lab, deepened technical cooperation with NVIDIA Omniverse and expanded equity incentive plans for core technical teams. The Company is positioning itself as a leader in generative AI content creation, and these investments are essential to ensure its continued technological edge.

●	Total cash and restricted cash as of March 31, 2026 stood at $2.8 million, backed by private placement proceeds raised at the end of fiscal 2025. This provides a liquidity position to support Global Mofy’s ongoing growth initiatives in the first half of 2026 and beyond.

Operational and Strategic Highlights

Global Mofy achieved significant progress across core business and technology development areas since releasing its prior full-year financial results:

●	Commercialized New Digital Asset Sales Business for AI Large Model Clients: The Company officially launched a brand-new revenue segment selling standardized 3D digital assets to generative AI and large language enterprises in the first half of 2026. This new business forms a complete upstream supply chain layout for AIGC training data and opening a second major growth curve outside traditional virtual production services.

●	Deepened short drama cooperation via Mofy Clips: The Company continues to advance joint production projects with China Literature under the Mofy Clips brand, capturing more market share in the booming short drama track.

●	Continuous iteration of Gauss AI Lab: We keep upgrading the Gausspeed generative 3D platform built in partnership with NVIDIA Omniverse and enlarge our proprietary high-precision digital asset library.

●	Deepened Global AI Industrial Layout: The Company advanced its strategic investment in African digital logistics platform Wetruck AI. This overseas layout remains the Group’s cross-industry AI deployment in Africa, exploring diversified scenarios for 3D digital asset and AI technology output outside the entertainment content industry.

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 150,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.ai or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, our ability to keep pace with new technology and changing market needs, and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Limited
Investor Relations Department
ir@mof-vfx.com